Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141572

PROSPECTUS SUPPLEMENT

BCSB Bancorp, Inc. (Proposed holding company for Baltimore County Savings Bank, F.S.B.)

This prospectus supplement supplements the prospectus of BCSB Bancorp, Inc. dated August 24, 2007. This prospectus supplement should be read together with the prospectus.

Extension of Offering

In order to give potential purchasers in the offering an opportunity to review this prospectus supplement, we have extended the termination date for our subscription and community offering until 12:00 noon, Eastern time, on October 19, 2007. We have prepared a new order form that is printed on blue paper. In order to place an order for shares of common stock, you must complete and return the blue order form, together with full payment, so that they are received (not postmarked) by the Baltimore County Savings Bank, F.S.B. conversion center no later than 12:00 noon, Eastern time, on Friday, October 19, 2007. WE ARE NOT ACCEPTING ORDERS ON THE ORIGINAL ORDER FORM WE PROVIDED. ORDERS MUST BE SUBMITTED ON THE BLUE ORDER FORM.

In addition, we have extended the latest date to which we may extend this termination date without notice until December 3, 2007, unless the Office of Thrift Supervision approves a later date. The conversion must be consummated within 24 months following the earlier of the approval of the conversion by the members of Baltimore County Savings Bank, M.H.C. or the stockholders of BCSB Bankcorp, Inc. Special meetings of the members of Baltimore County Savings Bank, M.H.C. and the stockholders of BCSB Bankcorp, Inc. are scheduled for October 11, 2007.

Any person who requires an additional copy of the prospectus previously provided by us may obtain one by contacting our conversion center at (410) 248-1189. We will promptly process the request. Because the subscription and community offering period ends on October 19, 2007, any subscriber who desires to obtain a copy of the prospectus should request one promptly, and at least five business days before the subscription period ends.

Resolicitation of Persons Who Have Placed Orders

If you have already submitted an order in the subscription or community offering, you have the right to confirm, increase, decrease or rescind your order. You will receive appropriate instructions on how to advise us of your choice, along with a copy of the prospectus. If we do not receive your instructions at the Baltimore County Savings Bank, F.S.B. conversion center by 12:00 noon, Eastern time, on October 19, 2007, your order will be rescinded.

Earnings Guidance for the Three Months Ending September 30, 2007

We anticipate that we will incur a net loss for the three months ending September 30, 2007. Our expectation of a net loss is based on an anticipated reduction in net interest income compared to the three months ended June 30, 2007, as well as certain expenses we expect to incur in the three months ending September 30, 2007.

Net interest income is expected to decrease by approximately $190,000 during the three months ending September 30, 2007 compared to the three months ended June 30, 2007. Of this amount, $50,000 represents the effect of accelerated repayments by borrowers within the indirect lending portfolio. The remaining decrease reflects the higher cost of special certificate of deposit products recently introduced to attract new customers.

During the three months ending September 30, 2007, salaries and related expense is expected to include a pre-tax expense of approximately $80,000 in connection with our policy to pay employees for unused sick leave and vacation pay. Effective October 1, 2007 this policy will be changed to eliminate this expense in future periods. In addition, we expect to incur approximately $150,000 on a pre-tax basis related to an agreement we entered into in connection with the retirement of William M. Loughran, our Executive Vice President and Chief Lending Officer. Under this agreement, Mr. Loughran, who is retiring after 34 years of service with us, will receive the equivalent of one year’s salary and benefits and will remain as a director.

Professional fees for the three months ending September 30, 2007 are expected to include increased fees, relative to the three months ended June 30, 2007, for consulting and legal services totaling approximately $150,000 on a pre-tax basis. These fees relate to special, limited scope consulting and legal projects that have been completed. We continue to aggressively pursue further collection of losses sustained as a result of the check kiting scheme previously reported and will expense an additional $296,000 on a pre-tax basis in connection with pursuing and defending various claims in the bankruptcy estate of the former customer and with other litigants with competing claims seeking to recover limited available assets. We feel it is prudent to recognize this expense at this time in light of the complex and protracted nature of the ongoing proceeding. At this time, we do not believe, however, that we will incur additional material expenses in connection with this matter. Other expenses also are expected to include an expense of approximately $200,000 on a pre-tax basis for Federal Deposit Insurance Corporation insurance premiums due to a new premium assessment methodology applicable in 2007.

As a result of the above items, we anticipate that we will incur net after tax losses totaling between approximately $300,000 and $350,000 during the three months ending September 30, 2007. We anticipate that we will incur net after tax losses totaling between approximately $2.9 million and $3.0 million for the year ending September 30, 2007. While the earnings guidance set forth in this prospectus supplement sets forth our best estimate of anticipated results for the three months and year ending September 30, 2007, final results for these periods may be different from current guidance.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2007